UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ILJIN SNT Co., Ltd.

(Dohwa-dong), 45 Maop-daero, Mapo-gu

Seoul, Korea 121-716

Attention: Woo Young Choi

+82-2-707-9742

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN SNT Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,777,616*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,777,616*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,777,616*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%**

14.	Type of Reporting Person (See Instructions) CO

* Consists of: (i) 10,110,950 Common Shares held by ILJIN SNT and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants.

** Based on (i) 94,285,000 Common Shares issued and outstanding as of September 30, 2019, as reported in the Issuer’s Report on Form 6-K dated November 14, 2019, and filed with the Securities and Exchange Commission on November 14, 2019, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN Semiconductor Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 988,887

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 988,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%*

14.	Type of Reporting Person (See Instructions) CO

* Based on 94,285,000 Common Shares issued and outstanding as of September 30, 2019, as reported in the Issuer’s Report on Form 6-K dated November 14, 2019 and filed with the Securities and Exchange Commission on November 14, 2019.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN Steel Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,621,271

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,621,271

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,271

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%*

14.	Type of Reporting Person (See Instructions) CO

* Based on 94,285,000 Common Shares issued and outstanding as of September 30, 2019, as reported in the Issuer’s Report on Form 6-K dated November 14, 2019, and filed with the Securities and Exchange Commission on November 14, 2019.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN C&S Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,777,616*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,777,616*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,777,616*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%**

14.	Type of Reporting Person (See Instructions) CO

*Consists of: (i) 10,110,950 Common Shares held by ILJIN SNT and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants.

** Based on 94,285,000 Common Shares issued and outstanding as of September 30, 2019, as reported in the Issuer’s Report on Form 6-K dated November 14, 2019, and filed with the Securities and Exchange Commission on November 14, 2019, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) Sae Kyoung Huh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 988,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 988,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%**

14.	Type of Reporting Person (See Instructions) IN

*   Represents Common Shares held by ILJIN SM.

** Based on 94,285,000 Common Shares issued and outstanding as of September 30, 2019, as reported in the Issuer’s Report on Form 6-K dated November 14, 2019, and filed with the Securities and Exchange Commission on November 14, 2019.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) Chin Kyu Huh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,398,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,398,778*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,398,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.1%**

14.	Type of Reporting Person (See Instructions) IN

* Consists of: (i) 10,110,950 Common Shares held by ILJIN SNT, (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants and (iii) 1,621,271 Common Shares held by ILJIN Steel.

** Based on (i) 94,285,000 Common Shares issued and outstanding as of September 30, 2019, as reported in the Issuer’s Report on Form 6-K dated November 14, 2019, and filed with the Securities and Exchange Commission on November 14, 2019, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares on April 8, 2019,  Amendment No. 1 thereto filed on June 4, 2019 and Amendment No. 2 thereto filed on November 13, 2019 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Iljin SNT has filed a Form 144 with the Securities and Exchange Commission disclosing its intention to sell up to the maximum number of Common Shares allowable under the volume restrictions of Rule 144(e) under the Securities Act of 1933, as amended, in broker transactions over the 90 day period following such filing.  Notwithstanding such bona fide intention to sell, decisions to sell will be made depending on market conditions, and so there can be no assurance that Iljin SNT will sell all of such shares within that time period. Further, Iljin SNT may file additional Forms 144 from time to time with respect to the sale of such shares if they are not completed within the time period covered by a previously-filed Form 144, or in the event that the volume restriction allows for additional shares to be sold.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

(a)-(b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 3 to Schedule 13D.

(c) On November 21, 2019 Iljin SNT sold 100,000 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $6.15 per share. Such shares were sold in multiple transactions at prices ranging from $6.01 to $6.245. Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On November 22, 2019 Iljin SNT sold 3,892 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $6.30 per share. Such shares were sold in multiple transactions at $6.30 per share.

On November 25, 2019 Iljin SNT sold 100,000 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $6.13 per share. Such shares were sold in multiple transactions at prices ranging from $6.00 to $6.20. Iljin SNT undertakes to

CUSIP No. 05156V102

provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On November 26, 2019 Iljin SNT sold 200,000 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $6.89 per share. Such shares were sold in multiple transactions at prices ranging from $6.30 to $7.14. Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On November 27, 2019 Iljin SNT sold 50,000 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $7.16 per share. Such shares were sold in multiple transactions at prices ranging from $7.00 to $7.33. Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On December 5, 2019 Iljin SNT sold 541,567 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $16.75 per share. Such shares were sold in multiple transactions at prices ranging from $16.00 to $17.48 (211,616 shares between $16.00 and $16.99, with a weighted average price of $16.18 per share, and 329,951 shares between $17.00 and $17.48, with a weighted average price of $17.11 per share). Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

On November 15, 2019, NH notified Mr. Huh of its intention to exercise the Put Option with respect to 3,890,000 Common Shares.  Pursuant to the terms of the NH Agreement, Mr. Huh or his affiliates (or a third party designated by them) were required to enter into an agreement with NH within 30 days regarding the purchase and sale obligations of the respective parties with respect to such shares.  Subsequently, however, on December 5, 2019, NH notified Mr. Huh of its intention to withdraw its exercise of the Put Option.  Mr. Huh is currently conducting a review of the validity of such withdrawal and his legal options under the NH Agreement. During the pendency of this assessment and any potential proceedings against NH, these shares will be deemed not to be beneficially owned by any of the Reporting Persons.

As disclosed in Amendment No. 2 to the Schedule 13D, until October 24, 2019, Dr. Hyuek Joon Lee served on the Issuer’s board of directors as the Reporting Persons’ nominee. In such capacity, the Issuer granted options to Dr. Lee to purchase a total of 113,750 Common Shares, comprised of (i) 20,000 options granted on June 2, 2015, at an exercise price of C$4.31, (ii) 10,000 options granted on March 23, 2016, at an exercise price of C$3.96, (iii) 10,000 options granted on February 16, 2017, at an exercise price of C$4.73, (iv) 20,000 options granted on April 26, 2017, at an exercise price of C$9.45, (v) 30,000 options granted on February 5, 2018, at an exercise price of C$6.42, (vi) 30,000 options granted on January 29, 2019, at an exercise price of C$8.04 (10,000 options of which have been cancelled pursuant to the terms of the applicable

CUSIP No. 05156V102

option award agreement) and (vii) 15,000 options granted on July 3, 2019, at an exercise price of C$8.39 (11,250 options of which have been cancelled pursuant to the terms of the applicable option award agreement).  Pursuant to an agreement dated October 10, 2019, Dr. Lee agreed to deliver the economic benefit of such stock options, if and when exercised, to Iljin SNT.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2019	ILJIN SNT CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN SEMICONDUCTOR CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN STEEL CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN C&S CO. LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

/s/ Chin Kyu Huh
Chin Kyu Huh

/s/ Sae Kyoung Huh
Sae Kyoung Huh